FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of January 2013

CGG-Veritas

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

With the Closing of the Acquisition of Fugro’s Geoscience Division, CGG Announces today:

•	A New Identity for the Group[1]

•	The Transformation of CGG into a Leading Integrated Geoscience Group

•	A Three-Division Organization

•	The creation of the Joint Venture “Seabed Geosolutions”

Paris – January 28, 2013

CGG announced today that the main agreements needed to close the acquisition of Fugro’s Geoscience Division have been signed. The effective date of the closing will be January 31st, 2013, with the exception of the airborne activity and certain minor assets which will be contributed later, once all operating licenses and administrative authorizations have been received.

The Group has simplified its brand name from CGGVeritas to CGG. The Group is now organized around three Divisions: Equipment, Acquisition and Geology, Geophysics & Reservoirs (GGR).

With this transformative acquisition, CGG establishes a leading position in the high-tech integrated geology & geophysics and reservoir characterization market while strengthening and extending its existing businesses. CGG becomes a fully integrated Geoscience group, with less cyclical and low capital intensive businesses.

The agreement also includes strategic partnerships:

•	The creation of a Joint-Venture, Seabed Geosolutions, a focused global leader in the rapidly growing Seabed acquisition market, which is 60%-owned by Fugro and 40% by CGG.

•	A marketing and selling Multi-Client agreement for CGG to sell Fugro’s existing 3D data, which remains owned by Fugro.

•	A global strategic technical and commercial mutual preferred supplier agreement.

Jean-Georges Malcor, Chief Executive Officer of CGG said: “The acquisition of Fugro’s Geoscience division will be completed by January 31, 2013 and I would first like to warmly welcome our 2,500 new talented colleagues into the Group.

We have a strengthened asset base, increased resources and enhanced capabilities. The addition of Fugro’s activities and technologies, including Jason and Robertson, significantly enhance our integrated Geoscience capabilities. It also strengthens our core activities in equipment, imaging, and acquisition, particularly in marine with the addition of four high-end 3D vessels. Moreover, we expand into new markets such as airborne geophysics, marine gravity, electromagnetic and Data Management Services.

We are creating an exciting new Group to better serve our clients. Our three new Divisions (Equipment - Acquisition – Geology, Geophysics & Reservoir) cover better the exploration to production value chain. This presents us with many opportunities to create value for our shareholders, our clients, our colleagues and our partners.

[1]	The group has simplified its brand name from CGGVeritas to CGG. For the time being, the current legal name of the listed company remains “Compagnie Générale de Géophysique – Veritas”. The update of the current legal name to “CGG” will be submitted by the Board of Directors for approval at the next shareholders’ meeting on May 3, 2013.

As we are entering in a new era, the brand name of the Group is changing and is simplified to CGG. This new brand identity enables us to capitalize on our historic roots while also leading the way to the future.

We now have a group of nearly 10,000 people from all around the world, who are passionate about geoscience and working together to deliver the best solutions to our clients. It will help us create a stronger and more sustainable business for the future.”

Financing of the Transaction

Taking into account the estimate of the acquired Working Capital as of the Closing date and the amount due by Fugro to reach a 60% shareholding in the Seabed Geosolutions JV, the net cost of the transaction amounts to €975m.

It is financed with the net proceeds of the €414 million capital increase with a Rights Issue we made in October 2012, with the net proceeds of the €360 million convertible bonds we issued in November 2012, and with a vendor loan from Fugro which was agreed upon to achieve a rapid closing. This vendor loan amounts to €125 million at the Closing date, to be extended to €225m at the date of effective acquisition of the airborne activity.

A New Brand Identity for the Group

To capitalize on our heritage while developing and leading the way to the future, the Group has simplified its name to CGG. This new brand is international, easy to say and is known by the industry. It will be used immediately.

For the time being, the current legal name of the listed company remains “Compagnie Générale de Géophysique – Veritas”. The update of the current legal name to “CGG” will be submitted by the Board of Directors for approval at the next shareholders’ meeting on May 3, 2013.

As of February 1st, 2013, the Group will have “CGG” as a new and unique ticker symbol on the Euronext Paris SA and the New York Stock Exchange.

The logo, strongly recognized and appreciated, is modernized to better reflect the Group’s high-tech and market-leading positions.

Along with this new brand identity, the Group’s Mission, Vision & Values have evolved and been simplified to accurately reflect CGG’s DNA and aspirations within a single culture, a common purpose and shared future ambition.

CGG’s Mission: To create value by optimizing the discovery and the development of natural resources

CGG’s Vision: To be the geoscience partner of choice

CGG’s Values: Powered by people, around the world, we

      …have a passion for innovation

      …operate safely and with integrity

      in order to deliver sustainable performance

A Three-Division Organization

As a global integrated Geosciences group, CGG is from now on, in line with its strategy and businesses, organized around three Divisions: Equipment, Acquisition and Geology, Geophysics & Reservoirs (GGR).

•	The Equipment division includes Sercel business entities as well as Optoplan, Metrolog, GRC and De Regt.

•

The Acquisition division is made up of Marine Acquisition, Land Acquisition and Airborne Acquisition (once contributed) and includes General Geophysics, Electromagnetic and Gravity & Magnetic services.

•	The GGR division includes: Multi-Client and New Ventures, Processing & Imaging, Jason and Hampson-Russell (Reservoir Characterization), Robertson (Exploration & Geology), Data Management Services.

Creation of a Strategic Joint Venture in Seabed Acquisition Services

Seabed Geosolutions is a focused global leader in the rapidly growing Seabed acquisition market. The joint venture is 60%-owned by Fugro and 40% by CGG. CGG contributed its Shallow Water, Ocean Bottom Cable and Permanent Reservoir Monitoring services along with its Ocean Bottom Node business. Fugro contributed its Ocean Bottom Node business.

About CGG:

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs 10,000 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGV).

Contacts:

Investor Relations Christophe Barnini Tel: +33 1 64 47 38 11 E-Mail: invrelparis@cggveritas.com	Group Communications Antoine Lefort Tel: +33 1 64 47 34 89 E-mail: media.relations@cggveritas.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique - Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date January 28th, 2013	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Senior EVP